FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 15, 2005 regarding changes to top managements

2.	Press release dated December 15, 2005 regarding sign on corporate split agreement between Hitachi and Hitachi Plant

3.	Press release dated December 15, 2005 regarding approval of Director candidates and Executive Officers for Hitachi Plant Technologies

4.	Press release dated December 15, 2005 regarding an agreement which Hitachi makes Hitachi Mobile its wholly-owned subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: December 16, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Changes to Top Managements

Tokyo, December 15, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the appointment of a new Chairman, Chief Executive Officer and Director, and a Chief Operating Officer, effective April 1, 2006.

Effective April 1, 2006

<Chairman, Chief Executive Officer and Director>

Etsuhiko Shoyama : currently President, Chief Executive Officer and Director)

<President and Chief Operating Officer>

Kazuo Furukawa : currently Executive Vice President and Executive Officer, President and Chief Executive Officer of Information and Telecommunications Systems Group

Mr. Etsuhiko Shoyama, 69, was named President and Representative Director of Hitachi, Ltd. on April 1, 1999, and has been President and Chief Executive Officer of Hitachi, Ltd. since June 2003. He joined Hitachi in 1959 and started his career at the Hitachi Works as a power plant engineer. He was elected Board Director and General Manager of the Consumer Electronics Division in 1991. He assumed the position of Executive Managing Director in 1993, and Senior Executive Managing Director in 1995. He was named Executive Vice-president in 1997. He graduated from the Tokyo Institute of Technology, Department of Electrical & Electric Engineering in 1959.

During his tenure as President, Mr. Shoyama accelerated the improvement Hitachi’s consolidated-based management. He also took a strong leadership role in the realignment of Hitachi’s business portfolio, through many acquisitions and joint-ventures, including the transfer of semiconductor operations to a joint-venture, Renesas Technology Corp., the acquisition of IBM Corporation’s hard disk drive (HDD) operations, and the consolidation of Fujitsu Hitachi Plasma Display Limited.

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Mr, Kazuo Furukawa, 59, has been Executive Vice President and Executive Officer of Hitachi, Ltd. since 2005. His current responsibilities cover the Information and Telecommunications Systems Group, which is one of Hitachi’s core businesses. He joined Hitachi, Ltd. in 1971 at the Totsuka Works and contributed to the development of telecommunication systems. He served in Hitachi Telecom (USA), Inc. from 1994 to 1997. He was named President and Chief Executive Officer of the Information and Telecommunications Systems Group in 2003, and assumed the position of Vice President and Executive Officer in 2003 and Senior Vice President and Executive Officer in 2004. He received his master’s degree in electrical engineering from the University of Tokyo in 1971. Mr. Furukawa has also expanded the Information and Telecommunications Systems business.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

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FOR IMMEDIATE RELEASE

Hitachi and Hitachi Plant Sign Corporate Split Agreement

TOKYO, Japan, December 15, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) and Hitachi Plant Engineering & Construction Co., Ltd. (TSE:1970) have today signed a Corporate Split Agreement based on the purport of a Memorandum of Understanding signed on October 24, 2005.

This move is part of actions being taken to integrate Hitachi Group businesses to strengthen the social and industrial infrastructure systems business. Separately today, Hitachi Plant, Hitachi Kiden Kogyo, Ltd. (TSE:6354) and Hitachi Industries Co., Ltd. signed a Merger Agreement.

This integration will bring together the monozukuri (manufacturing), engineering and work-site capabilities of the companies concerned in the fields of engineering, design and production, construction and services of industrial machinery, large scale air-conditioning systems, water treatment systems, industrial plants, cranes and environmental facilities and systems. This will enhance collective strengths as well as capture synergies that will give impetus to the development of the new company.

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1. Overview of the Corporate Split

1-1. Corporate Split Schedule

December 15, 2005	Approval of Corporate Split Agreement by Meeting of Board of Directors(*) (*)Hitachi: Approval by Executive Officers Hitachi Plant: Approval by Board of Directors

February 2, 2006	Approval of Corporate Split Agreement by General Meeting of Shareholders (Hitachi Plant)

April 1, 2006	Date of Corporate Split (Provisional)

April 3, 2006	Date of Registration of Corporate Split (Effective Date of Corporate Split; Provisional)

Hitachi will split the relevant business without approval of the Corporate Split Agreement by the General Meeting of Shareholders, pursuant to regulations in Article 374-22, Paragraph 1 of the Commercial Code of Japan concerning simplified corporate separations.

1-2. Method of Corporate Split

Parts of Hitachi’s Public & Municipal Systems Division (machinery-related system business), Industrial Systems Division (plant-related business) and other units in its Industrial Systems Group will be separated and transferred to Hitachi Plant.

1-3. Allocation of Shares

(1) Number of Shares to be Allocated

Hitachi Plant will newly issue 11,591,000 shares of common stock and allocate all of these shares to Hitachi.

(2) Basis of Calculation of Number of Shares to be Allocated

Proposals for the number of shares to be allocated were provided to Hitachi by Nomura Securities Co., Ltd. and to Hitachi Plant by Deloitte Tohmatsu FAS, respectively. Based on discussions by the two companies with reference to the proposals, the companies agreed on the above, which, based on further discussions, may be adjusted if there is a significant change in the financial positions of the two companies or other issue arises.

(3) Calculation Results, Methods and Basis Used by Third Parties

The third parties made proposals regarding the number of shares to be allocated to their respective clients, taking into consideration the results of a comprehensive analysis of the calculation results based on the market value method, peer company comparisons and the discounted cash flow method.

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1-4. Increase in Capital and Capital Reserves of Hitachi Plant

•	There will be no increase in capital.

•	Capital reserves will be increased by the amount prescribed by regulations in Article 374-21 of the Commercial Code of Japan.

1-5.Cash Payments

There will be no cash payments with regard to the allocation of shares.

1-6.Rights and Obligations Transferred to Hitachi Plant

Hitachi will transfer to Hitachi Plant all assets, liabilities and contractual status in contracts relating to the businesses to be separated as of the day prior to the Effective Date of Corporate Split.

1-7.Outlook for Fulfillment of Financial Obligations

Hitachi and Hitachi Plant have determined that all obligations from the Effective Date of Corporate Split will possibly be fulfilled.

2. Business Operations to Be Transferred to Hitachi Plant

•	Design, manufacture and sales operations of pump systems, ventilation systems, home appliance recycling systems and other machinery-related systems of Hitachi’s Pump Engineering Department, Overseas Business Center and Solution business Department of the Public & Municipal Systems Division in its Industrial Systems Group

•	Design, manufacture and sales operations of industrial systems and equipment such as chemical and pharmaceutical plants, reactors and evaporators of Hitachi’s Systems & Equipment Division and Industrial Machinery Systems Department of the Industrial Systems Division in its Industrial Systems Group

•	Design, manufacture and sales operations of Hitachi’s Air Conditioning facilities in the Engineering Systems Department of the Energy Solution Services Promotion Division in its Industrial Systems Group.

•	Installation, facility construction, and maintenance work related to the above operations

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3. Assets and Liabilities Planned to Be Transferred (As of September 30, 2005)

Item	Book Value
Assets	33.1 billion yen
Liabilities	28.6 billion yen

4. Profile of Hitachi Plant Technologies

Item	Details
Name	Hitachi Plant Technologies, Ltd.

Head office	1-14, Uchikanda 1-chome, Chiyoda-ku, Tokyo

President	Masaharu Sumikawa

Capital	12.0 billion yen

Revenues [Consolidated]	FY06 (target) Approx. 350.0 billion yen FY10 (target) Approx. 400.0 billion yen

Operating income [Consolidated]	FY06 (target) Approx. 11.4 billion yen FY10 (target) Approx. 20.0 billion yen

No. of employees [Consolidated]	Approx. 7,500

Main businesses	Design, development, manufacturing, sales, service and construction of social and industrial infrastructure machines, mechatronics, air-conditioning systems, industrial plant, power generation facilities

5. Status of Hitachi Following Corporate Split

(1)	There will be no changes in the names, business activities, head offices or CEO of Hitachi.

(2)	The corporate split will have a negligible impact on operating results of Hitachi.

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FOR IMMEDIATE RELEASE

Approval of Director Candidates and Executive Officers

for Hitachi Plant Technologies

Tokyo, December 15, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501), Hitachi Plant Engineering & Construction Co., Ltd. (TSE:1970), Hitachi Kiden Kogyo, Ltd. (TSE:6354) and Hitachi Industries Co., Ltd. have announced the approval of new directors, director candidates, and executive officers for Hitachi Plant Technologies, Ltd., a new integrated company to be formed on April 1, 2006. This decision was the result of discussions held among the four companies. The director candidates are subject to approval on February 2, 2006 at an Extraordinary Meeting of Shareholders of Hitachi Plant, Hitachi Kiden Kogyo, and Hitachi Industries.

Hitachi Plant Technologies is being established with the purpose of strengthening the Hitachi Group’s social and industrial infrastructure systems business. Specifically, part of the Public & Municipal Systems Division (machinery-related systems business) and the majority of the Industrial Systems Division in Hitachi’s Industrial Systems will be separated and transferred to Hitachi Plant. At the same time, Hitachi Kiden and Hitachi Industries will be merged into Hitachi Plant, the surviving company.

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1. Director Candidates < The appointment is scheduled for April 1, 2006. > [* New]

<Chairman of the Board>

*Takashi Kawamura, currently Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd., Representative Executive Officer, and Chairman of the Board, Hitachi Software Engineering Co., Ltd., Director, Hitachi, Ltd.

<Director>

Masaharu Sumikawa, currently Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd., Director Hitachi Plant Engineering & Construction Co., Ltd.

*Hajime Ishiguro, currently Representative Executive Officer, President and Chief Executive Officer, and Director, Hitachi Plant Engineering & Construction Co., Ltd.

*Shiro Kawakami, currently Vice President and Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

*Hiroshi Koyama, currently Representative Executive Officer, President and Chief Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

*Toshiyuki Takaoka, currently Executive Vice President and Executive Officer, Hitachi Transport System, Ltd.

*Hiromitsu Hori, currently Representative Executive Officer, Senior Vice President and Executive Officer, and Director, Hitachi Plant Engineering & Construction Co., Ltd.

*Shizuichi Sakamoto, currently President and Director, Hitachi Industries Co., Ltd., Vice Group manager, Industrial Systems Group, Hitachi, Ltd.

<Outside Director>

*Kenji Yoshizawa, currently Director, Hitachi Plant Engineering & Construction Co., Ltd.

* Kotaro Muneoka, currently Director, Hitachi, Ltd.

2. Resigning Directors

(1) Hitachi Plant Engineering & Construction Co., Ltd.

Kazuo Igarashi, currently Director, Hitachi Plant Engineering & Construction Co., Ltd.

- Adviser of Hitachi Plant Technologies, Ltd., effective April 1, 2006

Masamitsu Hayashi, currently Director and Senior Vice President and Exective Officer, Hitachi Plant Engineering & Construction Co., Ltd.

- Scheduled to be appointed Senior Vice President and Exective Officer , Hitachi Plant Technologies, Ltd., in April 1, 2006

Naoyoshi Murata, currently Director and Senior Vice President and Exective Officer, Hitachi Plant Engineering & Construction Co., Ltd.

- Scheduled to be appointed Senior Vice President and Executive Officer , Hitachi Plant Technologies, Ltd., in April 1, 2006

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(2) Hitachi Kiden Kogyo, Ltd.

Katsukuni Hisano, currently Chairman of the Board, Hitachi Kiden Kogyo, Ltd.

Hiroshi Koyama, currently Representative Executive Officer, President and Chief Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi Plant Technologies, Ltd., in April 1, 2006

Shiro Kawakami, currently Vice President and Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Director , Hitachi Plant Technologies, Ltd., in April 1, 2006

Hajime Araki, currently Director, Hitachi Kiden Kogyo, Ltd.

- Adviser of Hitachi Plant Technologies, Ltd., effective April 1, 2006

Tetsuo Yamagata, currently Vice President and Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Vice President and Executive Officer, Hitachi Plant Technologies, Ltd., in April 1, 2006

Takao Matsui, currently Director, Hitachi Kiden Kogyo, Ltd.

3. Executive Officer < Effective April 1, 2006. > [* New , ** Promotion]

<President and Chief Executive Officer>

*Masaharu Sumikawa, currently Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd., Director Hitachi Plant Engineering & Construction Co., Ltd.

<Executive Vice President and Executive Officer>

*Hiroshi Koyama, in charge of Business; currently Representative Executive Officer, President and Chief Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

*Toshiyuki Takaoka, in charge of Administration; currently Executive Vice President and Executive Officer, Hitachi Transport System, Ltd.

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<Senior Vice President and Executive Officer>

Hiromitsu Hori, in charge of Compliance; currently Representative Executive Officer, Senior Vice President and Executive Officer, and Director, Hitachi Plant Engineering & Construction Co., Ltd.

*Shizuichi Sakamoto, in charge of Social and Industrial Systems Business; currently President, Hitachi Industries Co., Ltd., Vice Group manager, Industrial Systems Group, Hitachi, Ltd.

Masamitsu Hayashi, in charge of Sales; currently Director and Senior Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Naoyoshi Murata, in charge of Global Business and Sales; currently Director and Senior Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Yoshiaki Kobayashi, in charge of Air-Conditioning Systems Business; currently Senior Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

<Vice President and Executive Officer>

*Takao Murayama, in charge of Mechatronics Business; currently Executive Director, Hitachi Industries Co., Ltd.

*Tetsuo Yamagata, in charge of Social and Industrial Systems Business; currently Vice President and Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

*Koji Shimamoto, in charge of Mechatronics Business; currently Vice President and Executive Officer, Hitachi Kiden Kogyo, Ltd.

Yasuo Yamada, in charge of Energy Systems Business; currently Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Harumichi Ushigome, in charge of Human Resources and Administration; currently Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Junichiro Hashimoto, in charge of Finance; currently Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Tatsuya Suzuki, in charge of Sales; currently Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Yoshiharu Yamada, in charge of Sales; currently Vice President and Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

*Syuzo Hanamura, in charge of Industrial Plant Systems Business; currently General Manager, Industrial Systems Division and Industrial Systems Sales Management Division Industrial Systems, Hitachi, Ltd.

*Shinjiro Ueda, in charge of Research & Development; currently Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

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<Executive Officer>

*Takashi Eino, in charge of Social and Industrial Systems Business; currently Director, Hitachi Industries Co., Ltd.

*Kenji Otani, in charge of Social and Industrial Systems Business; currently Director, Hitachi Industries Co., Ltd.

Yoichi Nakagawa, in charge of Global Business; currently Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Yoichi Saruwatari, in charge of Procurement; currently Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

Akira Maeda, in charge of Energy Systems Business; currently Executive Officer, Hitachi Plant Engineering & Construction Co., Ltd.

*Tomoharu Miyashita, in charge of Mechatronics Business; currently Senior Chief Engineer, Transportation Systems Division, Industrial Systems, Hitachi, Ltd.

4. Resigning Executive Officers

(1) Hitachi Plant Engineering & Construction Co., Ltd.

Hajime Ishiguro, currently Representative Executive Officer, President and Chief Executive Officer, and Director, Hitachi Plant Engineering & Construction Co., Ltd.

- Director of Hitachi Plant Technologies, Ltd., effective April 1, 2006

(2) Hitachi Kiden Kogyo, Ltd.

Hiroshi Koyama, currently Representative Executive Officer, President and Chief Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi Plant Technologies, Ltd., in April 1, 2006

Shiro Kawakami, currently Vice President and Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Director , Hitachi Plant Technologies, Ltd., in April 1, 2006

Tetsuo Yamagata, currently Vice President and Executive Officer, and Director, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Vice President and Executive Officer , Hitachi Plant Technologies, Ltd., in April 1, 2006

Koji Shimamoto, currently Vice President and Executive Officer, Hitachi Kiden Kogyo, Ltd.

- Scheduled to be appointed Vice President and Executive Officer, Hitachi Plant Technologies, Ltd., in April 1, 2006

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About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

About Hitachi Plant Engineering & Construction Co., Ltd.

Hitachi Plant Engineering & Construction Co., Ltd. (TSE: 1970), headquartered in Tokyo, Japan, is a major general engineering and construction company with approximately 3,440 (consolidated) employees. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 199.0 billion yen ($1.8 billion). The company provides design, manufacturing and construction of air-conditioning, clean rooms, water treatment, dust collection systems, plants, industrial equipment, and power plants and substations, and others. For more information on Hitachi Plant, please visit the company’s website at http://www.hitachiplant.hbi.ne.jp

About Hitachi Kiden Kogyo, Ltd.

Hitachi Kiden Kogyo, Ltd., (TSE: 6354), headquartered in Amagasaki, Japan, is a monozukuri (manufacturing) company with approximately 770 employees. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 25.5 billion yen. The company offers environmental devices, material handling systems, cranes and electrical systems from engineering to maintenance service, including sales, design, production and installation.

About Hitachi Industries Co., Ltd.

Hitachi Industries Co., Ltd., headquartered in Tokyo, Japan, is rolling out extensive businesses to offer industrial machinery, electronics products and engineering services in fields ranging from micro technologies to large-scale system technologies. Fiscal 2004 (ended March 31, 2005) sales totaled 91.8 billion yen. For more information on Hitachi Industries, please visit the company’s website at http://www.hitachi-hic.com

ADDITIONAL HITACHI PRESS CONTACTS:

U.S.:	U.K.:
Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel: +1-650-244-7902	Tel: +44-1628-585379
masahiro.takahashi@hal.hitachi.com	masanao.sato@hitachi-eu.com

China:
Hitachi (China) Ltd.
Tatsuya Kubo
Tel: +86-10-6590-8141 tkubo@hitachi.cn

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FOR IMMEDIATE RELEASE

Hitachi to Make Hitachi Mobile a Wholly-Owned Subsidiary

Integrated Management to Strengthen Automotive Systems Business

TOKYO, Japan, December 15, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) and Hitachi Mobile Co., Ltd. (TSE:9429) today announced that they signed a stock-for-stock exchange agreement today to make Hitachi Mobile a wholly-owned subsidiary of Hitachi. This move is intended to strengthen Hitachi’s automotive systems business.

Hitachi currently owns a 64.8% shares of Hitachi Mobile. However, subject to an approval of Hitachi Mobile’s extraordinary general meeting of shareholders to be held on February 17, 2006, Hitachi Mobile will become a wholly-owned subsidiary of Hitachi through a stock-for-stock exchange on April 1, 2006. Hitachi Mobile’s shares will be delisted as a result of the stock-for-stock exchange.

Hitachi has positioned the automotive systems business as one of its targeted fields. Hitachi is effectively utilizing group resources to strengthen and expand this business. As part of this approach, in October 2004, Hitachi merged with TOKICO LTD. and Hitachi Unisia Automotive, Ltd. Hitachi is determined to aggressively develop the automotive systems business, becoming more competitive in global markets and achieving other goals by leveraging the strong technologies, products and operating bases of Hitachi Group companies.

Hitachi Mobile boasts a nationwide sales and service network in Japan and engineering service capabilities in the maintenance and aftermarket fields for automotive equipment, including electrical components. It has played a vital role in Hitachi’s automotive systems business. However, competition in this market sector is rapidly intensifying. Consequently, there is an increasing need to handle a broader array of products in line with Hitachi’s automotive systems business strategy as well as to work more closely with Hitachi units involved in the development and manufacture of replacement parts, including rebuilt components.

To meet this need, the Hitachi Group must conduct its operations even more efficiently with the aim of responding faster to needs involving customers and technologies. The decision to make Hitachi Mobile a wholly-owned subsidiary reflects Hitachi’s belief that the integration of the two companies’ operations is essential to accomplishing this goal.

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1. Gist of Agreement to Make Hitachi Mobile a Wholly-Owned Subsidiary Through Stock-for-Stock Exchange

Since developing its first automotive electrical components in 1930, Hitachi has grown its automotive systems business to the point where today it sets out in the business for engine management systems, electric powertrain systems, drive control systems and car information systems in global markets. Moreover, Hitachi is leveraging its considerable experience, expertise and proven track record in the industrial components and equipment, railway vehicle and other businesses to expand globally. Activities include supplying key components for hybrid electric vehicles, including motors, inverters and batteries, a market segment where much demand is expected.

Hitachi Mobile was established in 1950 as a specialist in car repair and the sales of automotive equipments. Today, underpinned by an extensive nationwide sales and service network in Japan and engineering service capabilities, Hitachi Mobile is engaged in the sales and maintenance of automotive and mobile communication equipment. In June 2002, the company listed on the Tokyo Stock Exchange and has continued to steadily expand its business.

Hitachi and Hitachi Mobile have grown together in the automotive systems business by building various collaborative relationships for the provision of total solutions extending from development and manufacturing to maintenance and other aftermarket services. However, with the aim of making the growing automotive business more competitive through improvements in speed and efficiency, Hitachi and Hitachi Mobile determined to make Hitachi Mobile a wholly-owned subsidiary of Hitachi.

This move will make possible an integrated value chain linking Hitachi’s automotive systems business with the aftermarket operations of Hitachi Mobile, which include the sale of replacement parts to automakers and others and the provision of maintenance services. Moreover, the vertical integration of the operations of Hitachi and Hitachi Mobile will create a unified framework extending from development and manufacturing activities to engineering services. By facilitating quicker responses to customer and technological needs, this integration will position Hitachi to be the best solutions partner in the increasingly competitive automobile market.

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The main post-share exchange benefits from an operational perspective are as follows:

(1) Integration of Related Business Divisions

The aftermarket operations of Hitachi and Hitachi Mobile in each business field will be integrated. This will combine the specialist technologies and know-how of the two companies to yield an efficient and competitive operational structure.

This integration will encompass the automotive replacement parts, including automotive electrical and electronic components, of Hitachi and Hitachi Mobile.

(2) Utilization of Hitachi Mobile’s Sales and Services Network

Hitachi Mobile has a network of more than 500 sales and service bases in Japan for its maintenance and aftermarket automotive equipment operations. By leveraging this network, Hitachi will be able to expand sales in the growing fields of electrical and electronic automotive components and of car information systems. Hitachi will also be able to offer related repair and other services.

In these and other ways, the two companies will work as one to meet the expectations of Hitachi’s existing shareholders and the shareholders of Hitachi Mobile, who will become Hitachi’s shareholders.

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2. Share Exchange Terms and Conditions

(1) Schedule

Approval of share exchange agreement by Board of Directors (approval by Hitachi executive officer and Hitachi Mobile Board of Directors)	December 15, 2005

Signing of stock-for-stock exchange agreement (Hitachi, Hitachi Mobile)	December 15, 2005

Shareholder approval of stock-for-stock exchange agreement (Hitachi Mobile7s extraordinary general meeting of shareholders)	February 17, 2006 (tentative)

Delisting of Hitachi Mobile stocks	March 28, 2006 (tentative)

Deadline for submission of Hitachi Mobile share certificates by shareholders	March 31, 2006 (tentative)

Effective date of stock-for-stock exchange	April 1, 2006 (tentative)

Note: In accordance with the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Hitachi does not plan to submit the share-exchange agreement for approval at Hitachi’s ordinary general meeting of shareholders.

(2) Share Exchange Ratio

Hitachi requested Nomura Securities Co., Ltd. (“Nomura Securities”) and Hitachi Mobile requested KPMG FAS Co., Ltd. (“KPMG”) to calculate the stock-for-stock exchange ratio. The results of these calculations were referred to in discussions between the two companies, which agreed to the ratio shown below.

Company	Hitachi, Ltd. (Parent)	Hitachi Mobile Co., Ltd. (Subsidiary)
Share exchange ratio	1	1.036

Notes:

1. Stock-for-Stock Exchange Ratio

1.036 shares of Hitachi common stock (1,000 shares per 1 unit (tangen)) will be allocated for every 1 Hitachi Mobile common stock (100 shares per 1 unit (tangen)) held by shareholders recorded in Hitachi Mobile’s registers of shareholders and beneficial shareholders at the end of the day prior to the effective date of stock-for-stock exchange. However, there will be no allocation of shares with respect to Hitachi Mobile common stock (14,255,000 shares) held by Hitachi. Furthermore, Hitachi will use treasury stock instead of issuing new shares for all the shares to be allocated for the stock-for-stock exchange.

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2. Calculation Methods and Basis of Calculations Used by Third Parties

Nomura Securities used the market value method to evaluate Hitachi and the market value method and discounted cash flow method to evaluate Hitachi Mobile. Nomura Securities calculated a share exchange ratio based on a comprehensive analysis using these results.

KPMG used the market value method to evaluate Hitachi and the market value method and discounted cash flow method to evaluate Hitachi Mobile. KPMG calculated a share exchange ratio based on a comprehensive analysis using these results.

3. New Shares to be Issued Upon the Merger

Hitachi will use its treasury stock instead of issuing new shares for all the shares to be used for the stock-for-stock exchange.

(3) Cash payments associated with the stock-for-stock exchange

No cash payments will be made.

3. Outline of Each Company	(As of September 30, 2005)

Name	Hitachi, Ltd. (Parent)		Hitachi Mobile Co., Ltd. (Subsidiary)
Business content	Development, manufacture, sale and service of information systems, electrical devices, electric power and industrial systems, home electronics, materials, others		Sales and maintenance services for mobile communication and automotive equipment

Date of incorporation	February 1, 1920 (Originally founded in 1910)		August 18, 1950

Head office location	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo		5-8, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo

President	Etsuhiko Shoyama, President, Chief Executive Officer and Director		Kunihide Kaneko, President and Chief Executive Officer

Capital stock	282,033 million yen		1,384 million yen

Number of shares held	3,368,126,056 shares		22,000,000 shares

Stockholders’ equity	1,389,616 million yen		9,111 million yen

Total assets	3,774,370 million yen		16,755 million yen

Fiscal year-end	March 31		March 31

Number of Employees	39,004		783

Principal customers	Private-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas		Hitachi, and private-sector manufacturing and non-manufacturing industries both domestic and overseas

Major shareholders and holdings	NATS CUMCO	8.6%	Hitachi, Ltd.	64.8%
	The Master Trust Bank of Japan, Ltd.	5.5%	The Master Trust Bank of Japan, Ltd.	3.0%
	Japan Trustee Services Bank, Ltd.	5.1%	Japan Trustee Services Bank, Ltd.	2.0%

Primary transaction banks	Mizuho Corporate Bank, Ltd. UFJ Bank Limited		UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.

Significant relationship	Capital	Hitachi owns 64.8% of Hitachi Mobile

	Human resources	Two Hitachi executives serve concurrently as directors of Hitachi Mobile

	Transactions	Buying and selling of products and components, contract maintenance services

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4. Performance for the Past Three Fiscal Years (unconsolidated)

(Millions of yen (except where otherwise indicated))

	Hitachi, Ltd. (Parent)			Hitachi Mobile Co., Ltd. (Subsidiary)
Fiscal year ended	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2003	March 31, 2004	March 31, 2005
Revenues	3,112,411	2,488,873	2,597,496	48,166	46,427	51,304
Operating income (loss)	53,741	7,548	(5,694)	2,077	1,652	1,135
Ordinary income	52,014	20,183	22,282	2,088	1,670	1,103
Net income	28,289	40,111	10,344	1,124	887	575
Net income per share (yen)	8.38	12.14	3.12	50.51	40.32	26.15
Dividend per share (yen)	6	8	11	20	20	20
Stockholders’ equity per share (yen)	408.26	416.43	409.91	376.84	396.79	402.94

5. Post Stock-for-Stock Exchange Status

There are no plans to change the name, business activities, head office or CEO of Hitachi Mobile as a result of the share exchange.

Hitachi Mobile plans to pay a year-end dividend of 10 yen per share for the fiscal year ending March 31, 2006.

The exchange of shares will have an immaterial effect on the operating results of Hitachi and Hitachi Mobile.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

About Hitachi Mobile Co., Ltd.

Hitachi Mobile Co., Ltd, (TSE:9429), headquartered in Tokyo, is a company with 759 employees. Fiscal 2004 (ended March 31, 2005) sales totaled 51.3 billion yen. The company offers a nationwide sales and service network and engineering service capabilities for automotive equipments and mobile communication equipments.

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ADDITIONAL HITACHI PRESS CONTACTS:

U.S.:	U.K.:
Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel: +1-650-244-7902	Tel: +44-1628-585379
masahiro.takahashi@hal.hitachi.com	masanao.sato@hitachi-eu.com

China:
Hitachi (China) Ltd.
Tatsuya Kubo
Tel: +86-10-6590-8141 tkubo@hitachi.cn

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